January 29, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7561

Commissioners:

We have read the statements made by General Steel Holdings, Inc. (the “Company”) (copy attached), which was filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of Amendment No. 2 on Form 8-K/A of the Company dated January 17, 2013 (the “Amendment No. 2”). We agree with the statements concerning our Firm contained in the Amendment No. 2, except as follows:

1.	We do not agree with the sixth paragraph under Item 4.01(a) of the Amendment No. 2, insofar as it purports to refute our statements in paragraph B of PwC’s Letter (as such term is defined in the Amendment No. 2). Prior to our dismissal on December 19, 2012, we had advised the Company that, if the expanded audit procedures around the Company’s assessment of its ability to continue as a going concern and the Company’s impairment analysis for long-lived assets were not completed, we would not be able to complete our audit of the Company’s financial statements as of and for the year ended December 31, 2011. These expanded procedures were more than the “one expanded audit procedure” described by the Company in the sixth paragraph. As a result of our dismissal, our audit work, including these expanded procedures, had not been completed.

2.	We do not agree with the seventh paragraph under Item 4.01(a) of the Amendment No. 2, insofar as it (i) implies that we had been shown “its own analysis and detailed assessment” concerning issues on its ability to continue as a going concern and impairment of long-lived assets, and (ii) suggests that we discussed these issues with the Audit Committee after we had been shown such “analysis and detailed assessment”. We received from the Company certain information relating to the Company’s analysis and assessment of these issues on December 14 and 15, 2012, but, prior to our dismissal on December 19, 2012, we had no discussions with the Audit Committee subsequent to the information being provided or on the Company’s conclusions from their assessment, and did not form a view as to the sufficiency and completeness of such information or as to the Company’s conclusion for purposes of our audit. We have no basis to agree or disagree with the Company’s stated conclusions appearing in that seventh paragraph.

3.	We have no basis to agree or disagree with the Company’s beliefs or assertions included in the ninth and tenth paragraphs under Item 4.01(a) of the Amendment No. 2, or with the Company’s statements in the first paragraph under Item 4.01(b) of the Amendment No. 2.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing Branch, 26/F Office Tower A
Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District, Beijing 100020, PRC
T: +86 (10) 6533 8888, F: +86 (10) 6533 8800, www.pwccn.com

Also, (1) we note that, as stated in our letter dated January 4, 2013, attached to Amendment No. 1 on Form 8-K/A of the Company dated January 4, 2013, we were appointed as the Company’s independent auditor on April 1, 2011, and (2) in connection with the fifth paragraph under Item 4.01(a) of the Amendment No. 2, we incorporate herein the last two sentences of paragraph A in that letter.

Further, with respect to the eighth paragraph under Item 4.01(a) of the Amendment No. 2, we note that we were not provided with a copy of the final version of the disclosures as included in the Amendment No. 2 in advance of the filing thereof with the Securities and Exchange Commission on January 17, 2013.

Very truly yours,

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Attachment

ITEM 4.01CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

(a)          On December 19, 2012, the Company’s Audit Committee of the Board of Directors approved the dismissal of PwC as the Company’s independent registered public accounting firm. The Company notified PwC of its dismissal on December 19, 2012.

PwC was engaged as the Company’s independent registered public accounting firm on December 31, 2010 for the fiscal year ended December 31, 2011. As previously disclosed, PwC began providing audit services in the second fiscal quarter of 2011. Through the date of its dismissal by the Audit Committee, PwC had not completed its audit or provided a report on the financial statements of the Company for such period, or any other period.

In connection with the audit of the Company’s financial statements for the fiscal year ended December 31,2011 and the interim periods through the date of PwC’s dismissal, there was a disagreement between the Company and PwC, which was resolved by the Company seeking guidance from the Office of Chief Accountant of the Commission (the “OCA”) and the OCA provided guidance on April 20, 2012 to the satisfaction of the Company and PwC. The disagreement pertained to the accounting treatment for certain costs incurred and reimbursements received in connection with the construction of equipment by Shaanxi Iron and Steel Group, Co., Ltd. Prior to the resolution of the disagreement, the Company’s Audit Committee discussed the above disagreement with PwC. The Company has also authorized PwC to respond fully to any inquiries of the Company’s successor independent registered public accounting firm concerning the subject matter of the disagreement.

The Company was advised by PwC of certain events reportable in accordance with Item 304(a)(l)(v) of Regulation S-K in PwC’s Letter. PwC advised the Company that the Company did not maintain effective internal control over financial reporting due to material weaknesses in the Company’s internal controls over financial reporting related to: (1) the lack of sufficient financial personnel with an understanding of U.S. GAAP and (2) contract management, specifically in the areas of preparation, documentation and maintenance of contracts. The Company’s Audit Committee discussed such subject matter with PwC. The Company has authorized PwC to respond fully to any inquiries of the Company’s successor independent registered public accounting firm concerning the reportable events.

In addition, PwC identified certain control deficiencies as follows: (1) a lack of sufficient accounting personnel at the Company’s most significant subsidiary, (2) a lack of policies and procedures to identity and record adjustments due to different periods used for the month end closing date compared to the actual month end, (3) a lack of review of the calculations and reconciliations used to record long-term investments and the related income/loss from its equity method investment, and (4) a lack of review of the calculation of the amount and timing of recording transfers from construction in progress to property, plant and equipment. The Company’s Audit Committee discussed such subject matter with PwC. The Company has authorized PwC to respond fully to any inquiries of the Company’s successor independent registered public accounting firm concerning the reportable events.

Paragraph B of PwC’s Letter states that it had previously advised the Company of the need to expand the audit procedures around the Company’s assessment of its ability to continue as a going concern and the Company’s impairment analysis for long-lived assets. Paragraph B of PwC’s Letter also states that as a result of PwC’s dismissal, its audit work, including the above-mentioned expanded procedures, had not been completed. The Company disagrees with paragraph B of the PwC’s Letter because it states that it had advised the Company of the need for expanded audit procedures. In fact, PwC only advised the Company of one expanded audit procedure in each of the two categories, the Company’s assessment of its ability to continue as a going concern and the Company’s impairment analysis for long-lived assets. That one expanded audit procedure was for the Company itself to provide additional information to PwC through a detailed assessment.

The Company did perform its own analysis and detailed assessment and concluded that it is operating as a viable business and no issue exists regarding the Company’s impairment analysis of long-lived assets. The Audit Committee discussed both these issues with PwC. The Company has authorized PwC to respond fully to any inquiries of the Company’s successor independent registered public accounting firm concerning these issues.

The Company provided PwC with a copy of the disclosures in this Amendment No. 2. The Company requested that PwC furnish the Company with a letter addressed to the Commission stating whether or not PwC agrees with the Company’s statements included in this Item 4.01 as set forth in this Amendment No. 2. After the Company receives this letter, it will be filed as an Exhibit to an amendment to this Amendment No.2.

PwC’s Letter states in paragraphs A and B there are reportable events. The Company does not believe that any of those matters will prevent the Company’s current independent registered public accounting firm from completing the Company’s 2011 audit.

The Company and its current independent registered public accounting firm are working diligently on completing the 2011 audit. The Company expects to file its Form 10-Q for the Quarters Ended June 30, 2011 and September 30, 2011 around February 1, 2013 and its Form 10-K for the Fiscal Year Ended December 31, 2011 around February 15, 2013. The Company has advised the Commission and the New York Stock Exchange of these expected filing dates.

(b)          On December 19, 2012, the Company’s Audit Committee approved the engagement of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm. During the two most recent fiscal years and the interim periods preceding the engagement, the Company has not consulted Friedman regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and either a written report was provided to the Company or oral advice was provided to the Company that Friedman concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable event as defined in Regulation S-K, Item 304(a)(l)(iv) and Item 304(a)(l)(v), respectively.

On December 19, 2012, the Company issued a press release, which was filed as Exhibit 99.1 in the Original 8-K and incorporated herein by reference, reporting that the Company changed its independent registered public accounting firm.